INTERNATIONAL HI-TECH INDUSTRIES INC.

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8
Telephone: (604) 733-5400 Fax: (604) 734-8300
From NA: 1-800-838-8090 Luxembourg: 800-2988 France and Monaco: 0800-903650
Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX: IHI OTCBB: IHITF

Vancouver, British Columbia - December 6, 2005, 9:30 a. m. PST
International Hi-Tech Industries Inc. (IHI) (TSX:IHI; OTC BB:IHITF)

DECEMBER 2005 IHI PROGRESS REPORT

Mobile Industrial Building Manufactured for Oil Sands' Project

Further to its news release of August 25, 2005, the Company continues to make very positive strides in the application of its innovative building technology in Northern Alberta. Most recently, the Company has manufactured a heavy duty fully integrated IHI Mobile Industrial Building for a supply and service company involved in the oil sands' project in Northern Alberta, one of the largest industrial projects in the world. Customer feedback has been very favourable, particularly with respect to the functionality, affordability and adaptability of IHI's building technology in difficult construction settings. The Company plans to expand its marketing plans in Northern Alberta, where the Company's building technology is expected to achieve broad appeal.

New Industrial Building Underway--Automated Production Line Update

An additional Mobile Industrial Building has been manufactured and will be erected at IHI's Delta Manufacturing Facility Site once necessary permits are secured. The new structure will be separated from the main production building and is intended to house an automated welding production line. The line will be designed to allow the Company to achieve production at full capacity rates. To date, the Company has not been ready for production at full capacity rates because of problems associated with the systems supplied by FANUC Robotics Canada Ltd. and General Electric Canada. As previously reported, the Company commenced an action against FANUC-GE on March 26, 2002, claiming that the systems supplied by the defendants was defective and unsuitable for its purpose. The Company is pleased that the trial commenced on November 14, 2005, and looks forward to moving ahead to optimize its Delta Manufacturing Facility. Support for the financing for the new automated welding line is expected to come from members of the President's family.

IHI Optima High Rise Towers

Further to its August 25 news release, interest in the Company's Surrey Optima project continues to increase. Phase I on the project has been fully reserved and 35% of Phase II has been reserved. The Developer intends to submit revised plans to local government for approval of Phase III.

Plans Underway for Prairie Manufacturing Facility

IHI is pleased to announce that its potential joint venture partner for the Canadian prairie region has secured a 15 acre (size approx.) heavy industrial zoned site for a manufacturing facility, incorporating the IHI building system. Completion of the acquisition is subject to securing all necessary development permits by February, 2006.

Potential Applications of Hi-Tech Building System

As an alternative to conventional construction methods, the potential uses for IHI's building system cover a wide spectrum of applications, including residential (single and multiple family high-rise and low-rise), commercial and industrial construction. The Company is currently studying, and in a number of cases has been retained to prepare shop drawings for, several projects, including ski and golf resort villas, warehouses in Canada and the United States, a high-rise tower in Vancouver, a residential complex in the Okanagan and an office building in Northern Alberta. The Company is eager to move beyond the prototype manufacturing projects that have been its focus to date and to move towards production at full commercial rates once automated welding capabilities are achieved.

Patents

The Company is pleased to announce that all patents, issued throughout most countries of the world, are in good standing. The Company strongly believes that its technology has worldwide application and therefore has adopted an expansive patent protection policy. IHI is pleased to announce that Angolan Patent no. 35 has been issued. In addition to patents issued in Japan, IHI is also very pleased to announce that additional patents have been allowed in Europe and China and other patents have been accepted in Iceland. Current patents encompass IHI's earthquake, wind, fire, and sound resistant pre-fabricated building panels, as well as structures made from these panels, held under license. IHI now has 72 patent claims fully issued in 165 countries and pending in another 15 countries, with respect to the building technology held by it under license. The Company and its international subsidiary are planning to file for additional new sets of worldwide patents in 2006.

Holiday Greetings

The Company would like to thank its clients, shareholders, partners, management, employees, consultants and friends for their continuous support and we wish all of them and their families a safe, Merry Christmas, Happy Holidays and a prosperous new year.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Roger A. Rached
ROGER A. RACHED, PRESIDENT

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the Company's website at www.ihi.ca or contact:

Roger A. Rached, President
Telephone: 604-733-5400
Fax: 604-734-8300
Email: info@ihi.ca

This release contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Readers should not place undue reliance on the forward-looking statements, which reflect the management's view only as of the date hereof. The Company undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should review the risks associated with the Company's business in the Company's MD&A for the year ended December 31, 2004.